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                          July 27, 2020

       Saagar Govil
       Chairman of the Board
       Cemtrex, Inc.
       276 Greenpoint Avenue, Bld. 8 Suite 208
       Brooklyn, NY 11222

                                                        Re: Cemtrex, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 21, 2020
                                                            File No. 333-239963

       Dear Mr. Govil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Scott Doney, Esq.